As filed with the Securities and Exchange Commission on September 28, 2007

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

HSBC Holdings plc

(Translation of registrant’s name into English)

42nd Floor, 8 Canada Square,

London E14 5HQ, England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

.............................N/A..............................

The following item is hereby incorporated by reference in the following HSBC Holdings plc Registration Statements (File Nos. 333-10474, 333-92024, 333-102027, 333-103887, 333-104203, 333-109288, 333-113427, 333-127327, 333-126531, 333-135007, 333-143639 and 333, 145859).

HSBC HOLDINGS PLC

US GAAP information for the half-year to 30 June 2007

HSBC HOLDINGS PLC

US GAAP information for the half-year to 30 June 2007

Contents

		Page
1	Amounts in accordance with US GAAP	2
2	Differences between IFRSs and US GAAP	2
3	Reconciliations from IFRSs to US GAAP	4
4	Pension and other post-retirement benefits	7
5	Future accounting developments in US GAAP	7
6	Ratio of earnings to combined fixed charges (and preference share dividends)	8

Cautionary Statement Regarding Forward-Looking Statements

The following contains certain forward-looking statements with respect to the financial condition, results of operations and business of HSBC. These forward-looking statements represent HSBC’s expectations or beliefs concerning future events and involve known and unknown risks and uncertainty that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. For example, certain of the market risk disclosures, some of which are only estimates and, therefore, could be materially different from actual results, are dependent on key model characteristics and assumptions and are subject to various limitations. Certain statements, such as those that include the words ‘potential’, ‘value at risk’, ‘estimated’, ‘expects’, ‘anticipates’, ‘objective’, ‘intends’, ‘plans’, ‘believes’, ‘estimates’, and similar expressions or variations on such expressions may be considered ‘forward-looking statements’.

Written and/or oral forward-looking statements may also be made in the periodic reports to the US Securities and Exchange Commission (‘SEC’) on Form 20-F, Form 6-K, summary financial statements to shareholders, proxy statements, offering circulars and prospectuses, press releases and other written materials and in oral statements made by HSBC’s Directors, officers or employees to third parties, including financial analysts.

Forward-looking statements involve inherent risks and uncertainties. Readers should be cautioned that a number of factors could cause actual results to differ, in some instances materially, from those anticipated or implied in any forward-looking statement. Forward-looking statements speak only as of the date they are made, and it should not be assumed that they have been reviewed or updated in the light of new information or future events. Trends and factors that are expected to affect HSBC’s results of operations are described in the ‘Business Review’, the ‘Financial Review’, and ‘The Management of Risk’. A more detailed cautionary statement is given on pages 4 and 5 of the Annual Report and Accounts 2006.

Certain Defined Terms

Unless the context requires otherwise, ‘HSBC Holdings’ means HSBC Holdings plc and ‘HSBC’ means HSBC Holdings together with its subsidiaries. Within this document, the Hong Kong Special Administrative Region of the People’s Republic of China is referred to as ‘Hong Kong’. When used in the terms ‘shareholders’ equity’ and ‘total shareholders’ equity’, ‘shareholders’ means holders of HSBC Holdings ordinary and preference shares classified as equity.

Statutory Accounts

The information in this document does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985 (‘the Act’). The statutory accounts for the year ended 31 December 2006 have been delivered to the Registrar of Companies in accordance with Section 242 of the Act. The auditor has reported on those accounts. Its report was unqualified and did not contain a statement under Section 237 (2) or (3) of the Act.

HSBC HOLDINGS PLC

US GAAP information for the half-year to 30 June 2007

1        Amounts in accordance with US GAAP

The consolidated financial statements of HSBC are prepared in accordance with International Financial Reporting Standards (‘IFRSs’) as endorsed by the European Union (‘EU’) which differ in certain significant respects from US Generally Accepted Accounting Principles ('US GAAP'). EU-endorsed IFRSs may differ from IFRSs as published by the International Accounting Standards Board (‘IASB’), if a new or amended IFRSs has not been endorsed by the EU by the period end. There were no unendorsed standards affecting this interim statement. As at 30 June 2007, there was no difference between IFRSs as endorsed by the EU and IFRSs as issued by the IASB in terms of their application to HSBC. HSBC’s Interim Report for the six months to 30 June 2007 (‘Interim Report 2007’), prepared in accordance with IFRSs, was filed on Form 6-K on 3 August 2007. This document should be read in conjunction with the Interim Report 2007.

Amounts in accordance with US GAAP
	Half-year to
	30 June 2007	30 June 2006	31 December 2006
	US$m	US$m	US$m
Income statement for the period
Net income available for ordinary shareholders	7,832	8,813	7,545
Total movement in accumulated other comprehensive income	4,540	2,178	955
Other comprehensive income	4,540	2,178	2,361
SFAS 158 transition adjustment, net of tax	-	-	(1,406)
Dividends	(6,192)	(5,270)	(3,499)

Balance sheet data at period-end
Total assets	1,947,734	1,610,245	1,712,627
Shareholders’ equity	117,677	101,643	108,540

	US$	US$	US$
Per ordinary share amounts
Basic earnings	0.68	0.79	0.66
Diluted earnings	0.68	0.78	0.66
Dividends	0.53	0.46	0.30
Net asset value at period end	10.05	8.85	9.38

2        Differences between IFRSs and US GAAP

The significant differences applicable to HSBC are consistent with those included in the Annual Report and Accounts 2006 filed on Form 20-F on 9 March 2007, except as noted below.

Gains from dilution of interests in associates

During the first half of 2007, three of HSBC’s associates, Industrial Bank, Ping An Insurance and Bank of Communications, issued new shares. HSBC did not subscribe for any of the shares issued under these offers and, as a result, its interests in the associates’ equity decreased from 15.98 per cent to 12.78 per cent, from 19.90 per cent to 16.78 per cent and from 19.90 per cent to 18.60 per cent, respectively.

The assets of each associate substantially increased as a result of the new share issues and, as a consequence, the transactions resulted in an increase of US$1,076 million in HSBC’s share of the associates’ underlying net assets under IFRSs, notwithstanding the reduction in the Group’s interests.

The dilution of the interests does not affect the classification of the Group’s investments as ‘investments in associates’.

IFRSs

•	Under IFRSs, the increase represents gains from dilution of the Group’s interests in the associates, and is presented in the income statement.

US GAAP

•	Under Staff Accounting Bulletin Topic 5-H, HSBC’s policy is to present any gains or losses from dilution through equity.

HSBC HOLDINGS PLC

US GAAP information for the half-year to 30 June 2007

Impact

•	Under US GAAP, net income will be lower than IFRSs by an amount representing the total increase from dilution of the Group’s interests in the associates.

Sale and leaseback of property

On 31 May 2007, HSBC entered into a contract for the sale and leaseback of the property and long leasehold land comprising 8 Canada Square, London to Metrovacesa, S.A. (‘Metrovacesa’) for £1,090 million (US$2,154 million). Under the terms of this arrangement, HSBC has leased the building back from Metrovacesa for a period of 20 years at an annual rent of £43.5 million (US$86 million), with annual upward-only rent reviews linked to the Retail Price Index (all items) and subject to an annual maximum and minimum increase of 6 per cent and 2.5 per cent respectively. In the normal course of business, HSBC has provided finance to Metrovacesa in respect of the debt element of this transaction at arm’s length market rates in the form of a 7-month bridging loan of £810 million (US$1,601 million), secured by a charge on the property. The equity portion of £280 million (US$553 million) was settled in cash by Metrovacesa on 31 May 2007.

IFRSs

•

Under IFRSs, the sale of 8 Canada Square has not been recognised in the financial statements because HSBC has retained a significant interest by virtue of the loan provided to part-finance the purchase of the building.

•

Accordingly, 8 Canada Square is presented within ‘Other assets’ as a non-current asset held for sale. The equity portion received from Metrovacesa is presented on the balance sheet as deferred income, which is reduced by lease payments.

US GAAP

•

Under Statement of Financial Accounting Standards No. 66 ‘Accounting for Sales of Real Estate’ (‘SFAS 66’), the deposit method of accounting is required to be used until permanent financing is in place and the other criteria for sale accounting have been met.

•

Under the deposit method, HSBC will continue to record the asset on the balance sheet within ‘Property, plant and equipment’ and continue to record the depreciation on the income statement. In addition, the cash received from the buyer, net of lease payments, will be recorded as a deposit.

Impact

•

Under US GAAP, balance sheet reclassifications will be made to move the property from ‘Other assets’ into ‘Property, plant and equipment’ and to move the cash received, net of lease payments, from deferred income to deposits.

•	The US GAAP net income will be lower by the amount of depreciation charged since 1 March 2007, the date when the property was classified as a non-current asset held for sale under IFRS.

United Kingdom corporation tax

In the United Kingdom (‘UK’), there is a proposal to reduce the rate of UK corporation tax from 30% to 28%, to be effective from 1 April 2008.

IFRSs

•

Under IFRSs, deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on the tax rates that have been enacted or ‘substantively enacted’ by the balance sheet date.

•	The proposed reduction is considered to be ‘substantively enacted’ under IFRSs.

US GAAP

•

Under Statement of Financial Accounting Standards No. 109 ‘Accounting for income taxes’ (‘SFAS 109’), deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the periods in which the deferred tax asset or liability is expected to be settled or realised.

HSBC HOLDINGS PLC

US GAAP information for the half-year to 30 June 2007

•	The proposed tax rate reduction was not enacted as of 30 June 2007.

Impact

•

Accordingly, as the triggering event has been met for IFRS but not for US GAAP, the IFRS deferred tax assets and liabilities to be realised after 1 April 2008 have been recognised using the proposed tax rate of 28% whereas the US GAAP deferred taxes to be realised after 1 April 2008 have been recognised using the enacted tax rate of 30%.

3        Reconciliations from IFRSs to US GAAP

The following tables summarise the significant adjustments to consolidated net income and shareholders’ equity which would result from the application of US GAAP:

	Half-year to
	30 June	30 June	31 December
	2007	2006	2006
	US$m	US$m	US$m
Net income
Attributable profit of HSBC (IFRSs)	10,895	8,729	7,060
Shareholders’ interest in long-term assurance fund	(437)	(340)	(192)
Pension costs	(109)	(80)	(129)
Stock based compensation	33	66	53
Intangible assets	(89)	(148)	(116)
Purchase accounting adjustments	(178)	(107)	(196)
Derivatives and hedge accounting	(1,737)	(444)	958
Foreign exchange gains on available-for-sale securities	(373)	661	542
Loan origination	38	78	78
Securitisations	(44)	(45)	(12)
Loan impairment	114	(24)	(12)
Interest recognition	(20)	97	(95)
Mortgage servicing rights	35	29	(15)
Unquoted equity securities	(76)	–	(45)
Unearned commission income	3	–	(291)
Gain from dilution on interest in associates	(1,076)	–	–
Sale and leaseback of property	(8)	–	–
Other	(47)	(4)	96
Change in rate of UK taxation .	(42)	–	–
Taxation, including on reconciling items	727	287	(206)
Minority interest in reconciling items	223	58	67

Net income (US GAAP)	7,832	8,813	7,545

	US$	US$	US$
Per share amounts (US GAAP)
Basic earnings per ordinary share	0.68	0.79	0.66
Diluted earnings per ordinary share	0.68	0.78	0.66

HSBC HOLDINGS PLC

US GAAP information for the half-year to 30 June 2007

	At 30 June 2007	At 30 June 2006	At 31 December 2006
	US$m	US$m	US$m
Shareholders’ equity
Total shareholders’ equity (IFRSs)	119,780	101,381	108,352
Shareholders’ interest in long-term assurance fund	(2,140)	(1,450)	(1,678)
Pension costs	–	89	–
Unquoted equity shares	(2,555)	(748)	(1,311)
Goodwill	1,194	1,280	1,246
Revaluation of property	(1,510)	(1,373)	(1,490)
Purchase accounting adjustments	22	48	18
Intangible assets	1,780	1,994	1,845
Derivatives and hedge accounting	(304)	(180)	1,129
Loan origination	965	817	916
Securitisations	52	113	101
Loan impairment	(261)	(351)	(372)
Interest recognition	(281)	(151)	(257)
Unearned commission income	(295)	–	(291)
Mortgage servicing rights	58	38	16
Sale and leaseback of property	(8)	–	–
Other	83	123	79
Taxation, including on reconciling items	788	(204)	(51)
Minority interest in reconciling items	309	217	288

Total shareholders’ equity (US GAAP)	117,677	101,643	108,540

	Half-year to
	30 June 2007	30 June 2006	31 December 2006
	US$m	US$m	US$m
Movement in shareholders’ equity (US GAAP)
Balance brought forward (as previously published)	108,540	93,524	101,643
Adoption of SFAS 155 at 1 January 2006	–	467	–

Balance brought forward (restated)	108,540	93,991	101,643
Net income	7,832	8,813	7,545
Dividends	(6,192)	(5,270)	(3,499)
Stock options	380	342	393
Shares issued in lieu of dividends	2,826	1,790	735
New share capital subscribed net of costs	–	–	–
Other, including movements in own shares held	(249)	(201)	768
Total movement in accumulated other comprehensive income	4,540	2,178	955
Change in net unrealised losses on securities available for sale, net of tax effect	765	(1,196)	746
Change in net unrealised gains (losses) on derivatives classified as cash flow hedges, net of tax effect	146	–	(255)
Minimum pension liability adjustment, net of tax effect	–	–	340
Actuarial gains on defined benefit plans	2,040	–	–
SFAS 158 transition adjustment, net of tax	–	–	(1,406)
Exchange and other movements	1,589	3,374	1,530

Balance carried forward	117,677	101,643	108,540

HSBC HOLDINGS PLC

US GAAP information for the half-year to 30 June 2007

(a)	Total assets

Total assets at 30 June 2007, incorporating adjustments arising from the application of US GAAP, are estimated to be US$1,947,734 million (30 June 2006: US$1,610,245 million; 31 December 2006: US$1,712,627 million).

Total assets at 30 June 2007 have been adjusted to reflect the application of netting allowed under US GAAP but not permitted by IFRSs.

(b)	Consolidated cash flow statement

HSBC prepares its consolidated cash flow statement in accordance with IAS 7 ‘Cash Flow Statements’ which is consistent with the requirements of Item 17 (c)(2)(iii) of Form 20-F.

(c)	Foreign exchange gains on available-for-sale securities

Within individual legal entities, HSBC holds securities in a number of different currencies which are classified as available-for-sale. For example, within the private bank in Switzerland, which has the US dollar as its reporting currency, HSBC holds euro-denominated bonds which are funded in euros and Swiss franc securities funded in Swiss francs. No foreign exchange exposure arises from this because, although the value of the assets in US dollar terms changes according to the exchange rate, there is an identical offsetting change in the US dollar value of the related funding. Under IFRSs, both the assets and the liabilities are translated at closing exchange rates and the differences between historical book value and current value are reflected in foreign exchange trading income. This reflects the economic substance of holding currency assets financed by currency liabilities.

However, under US accounting rules, the change in value of the investments classified as available-for-sale is taken directly to reserves while the offsetting change in US dollar terms of the borrowing is taken to earnings. This leads to an accounting result which does not reflect either the underlying risk position or the economics of the transactions. It is also a situation that will reverse on maturity of the asset or earlier sale.

A similar difference arises when foreign currency exposure on foreign currency assets is covered using forward contracts but where HSBC does not manage these hedges to conform with the detailed US hedge designation requirements.

The result of this is that for the first half of 2007, US GAAP net income decreased by some US$373 million compared with IFRSs profits. There is no difference in shareholders’ equity between IFRSs and US GAAP as a result of this item.

Approximately 15 per cent of the adjustment for the first half of 2007 reflects the reversal of adjustments in prior periods on the maturity or disposal of securities. The remainder of the adjustment reflects a strengthening of other currencies against the Hong Kong dollar in subsidiaries with the Hong Kong dollar as their reporting currency, which was partially offset by a weakening of the US dollar in subsidiaries with sterling as their reporting currency. This gain has been recorded in IFRSs net income but is recorded directly in other comprehensive income (‘OCI’) under US GAAP. Any gain on foreign currency liabilities funding the securities is recorded in net income under both IFRSs and US GAAP.

(d)	FIN 48 - Uncertain tax positions

With effect from 1 January 2007, HSBC adopted FASB Interpretation No. 48, ‘Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109’ (‘FIN 48’). FIN 48 clarifies the accounting and reporting for income taxes where interpretation of the tax law may be uncertain. FIN 48 also sets out presentation and disclosure of income tax uncertainties with respect to positions taken or expected to be taken in the income tax returns.

FIN 48 uses a two step approach to recognise and measure tax benefits: 1) a tax benefit is recognised if a position is more likely than not to be sustained based solely on its technical merits and 2) the amount of the benefit is then measured to be the highest tax benefit that is greater than 50 per cent likely to be realised. The difference between the benefit recognised for a position in accordance with the FIN 48 model and the tax benefit claimed on a tax return is referred to as an unrecognised tax benefit (‘UTB’).

The adoption of FIN 48 did not have a significant impact on HSBC’s financial results and did not result in a cumulative adjustment to the 1 January 2007 balance of retained earnings. The total amount of UTBs, excluding

HSBC HOLDINGS PLC

US GAAP information for the half-year to 30 June 2007

any related accrual for interest, was US$1,560 million at 1 January 2007. There was no material change to this balance during the first half of 2007. The total amount of unrecognised tax benefits that, if recognised, would affect the effective tax rate was US$1,257 million at 1 January 2007.

It is HSBC’s policy to recognise accrued interest and penalties related to unrecognised tax benefits in net interest income and operating expenses respectively. As of 1 January 2007, HSBC had US$294 million of interest and penalties associated with uncertain tax positions. There was no material change to this balance during the first half of 2007.

HSBC is subject to ongoing audits by the tax authorities of the various jurisdictions in which it operates around the world. It is reasonably possible that significant changes in the gross balance of unrecognised tax benefits may occur within the next 12 months, an estimate of the range of such changes cannot be made. HSBC does not expect such audits to result in amounts that would cause a significant change to the effective tax rate.

The following are the major jurisdictions in which HSBC Holdings and its affiliates operate and the earliest tax year subject to examination:

Jurisdiction	Tax Year

United States of America	1992
United Kingdom	1995
Hong Kong	1991
Brazil	1990
Mexico	2003

4        Pension and other post-retirement benefits

Components of net periodic benefit cost related to HSBC’s defined benefit pension plans and post- retirement benefits other than pensions under US GAAP were as follows:

	Pension and other post-retirement benefits for half-year to
	30 June 2007	30 June 2006	31 December 2006
	US$m	US$m	US$m

Service cost	403	366	413
Interest cost	843	709	776
Expected return on plan assets	(840)	(769)	(832)
Amortisation of prior service cost	5	2	5
Amortisation of net actuarial loss	105	77	125
Curtailments	(65)	(3)	(5)

Net periodic benefit cost	451	382	482

Employer contributions

During the six months ended 30 June 2007, US$935 million of contributions (US$348 million in ordinary contributions and US$587 million in additional contributions) have been made to the defined benefit pension plans and post-employment healthcare benefit plans. HSBC currently expects to contribute an additional US$313 million to these plans in the second half of 2007, making a total of US$1,248 million for 2007.

5        Future accounting developments in US GAAP

The Financial Accounting Standards Board (‘FASB’) has issued the following accounting standards, which will become fully effective in future financial statements.

In September 2006, the FASB issued SFAS 157 ‘Fair Value Measurements’ (‘SFAS 157’). SFAS 157 defines fair value, establishes a framework for measuring fair value in US GAAP and requires expanded disclosures about fair value measurements. SFAS 157 applies under many other extant US GAAP accounting pronouncements which prescribe that fair value is the relevant measurement, although the Statement does not extend the use of fair value for measurement purposes. SFAS 157 is effective for fiscal years beginning after 15 November 2007. HSBC is currently evaluating the impact that adoption of SFAS 157 will have on its US GAAP financial statements.

HSBC HOLDINGS PLC

US GAAP information for the half-year to 30 June 2007

In February 2007, the FASB issued SFAS 159 ‘The Fair Value Option for Financial Assets and Financial Liabilities’ (‘SFAS 159’). SFAS 159 creates a fair value option under which an entity may irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities on a contract-by-contract basis, with changes in fair value recognised in earnings as these changes occur. SFAS 159 is effective as of the beginning of the first fiscal year beginning after 15 November 2007. HSBC is currently studying the effect that adoption of SFAS 159 will have on its US GAAP financial statements.

6        Ratios of earnings to combined fixed charges (and preference share dividends)

The ratios of earnings to combined fixed charges and preference share dividends and ratios of earnings to combined fixed charges for HSBC for the periods indicated, using financial information calculated in accordance with IFRSs, UK GAAP and financial information adjusted to reflect US GAAP, are:

Ratios of earnings to combined fixed charges and preference share dividends

	6 months ended	Year ended 31 December
	30 June 2007	2006	2005	2004	2003	2002

Ratios in accordance with IFRSs
Excluding interest on deposits	8.43	7.22	9.16	8.64	N/A	N/A
Including interest on deposits	1.43	1.40	1.59	1.86	N/A	N/A

Ratios in accordance with UK GAAP
Excluding interest on deposits	N/A	N/A	N/A	8.07	7.41	6.57
Including interest on deposits	N/A	N/A	N/A	1.81	1.80	1.66

Ratios in accordance with US GAAP
Excluding interest on deposits	6.25	7.23	8.86	8.49	6.33	5.42
Including interest on deposits	1.30	1.41	1.56	1.85	1.67	1.53

Ratios of earnings to combined fixed charges

	6 months ended	Year ended 31 December
	30 June 2007	2006	2005	2004	2003	2002

Ratios in accordance with IFRSs
Excluding interest on deposits	9.18	7.93	9.60	8.64	N/A	N/A
Including interest on deposits	1.44	1.41	1.59	1.86	N/A	N/A

Ratios in accordance with UK GAAP
Excluding interest on deposits	N/A	N/A	N/A	8.07	7.41	6.57
Including interest on deposits	N/A	N/A	N/A	1.81	1.80	1.66

Ratios in accordance with US GAAP
Excluding interest on deposits	6.80	7.93	9.28	8.49	6.33	5.42
Including interest on deposits	1.31	1.42	1.57	1.85	1.67	1.53

For the purpose of calculating the ratios, earnings consist of income from continuing operations before taxation and minority interests, plus fixed charges, and after deduction of the unremitted pre-tax income of associated undertakings. Fixed charges consist of total interest expense, including or excluding interest on deposits, as appropriate, preference share dividends, as applicable, and the proportion of rental expense deemed representative of the interest factor.

The above table contains ratios based on UK GAAP, HSBC’s previous primary GAAP, which is not comparable to financial information based upon IFRSs, as explained in HSBC’s 2004 IFRSs Comparative Financial Information published on 5 July 2004.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By: /s/ P A Stafford

Name: P A Stafford

Title: Deputy Group Company Secretary

Date: September 28, 2007